March 1, 2000



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Gas Company, Inc.'s
Statement on Form U-3A-2.


Sincerely,


/s/Pia M. O'Connor
Pia M. O'Connor

PMO:tmw

                                         File No. 069-00184

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                  INDIANA GAS COMPANY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Gas Company, Inc. (Indiana Gas),
    Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana. Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Terre Haute Gas Corporation, an Indiana corporation (Terre Haute) and Richmond Gas
    Corporation, an Indiana corporation (Richmond).

       Indiana Gas is also directly engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "gas utility company" and a "public utility company" (as such terms are defined by the Act).
    Each of Terre Haute and Richmond is a "subsidiary company" of Indiana Gas and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana Utility Regulatory
    Commission, Indiana Gas, Terre Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas
    Company, Inc.  Pursuant to that order, Indiana Gas,
    Terre Haute and Richmond maintain accounting records and financial reports on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1999, these included approximately 10,948 miles of distribution mains; 512,351 meters, five reservoirs for underground storage of purchased gas with approximately 71,484 acres of land owned and/or held under storage easements with 7,310,173 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has four liquefied petroleum air gas manufacturing plants with a total daily capacity of 32,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 502,000 consumers in 311 communities in 49 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.  While
    Indiana Gas does not serve in Indianapolis, it does serve the counties and communities which border that city.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance Energy, LLC, a marketing affiliate of Indiana Energy, Inc.
    (Indiana Gas' parent). Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory
    Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

           Dekatherms (Dth) of gas distributed at retail within the state of Indiana by Indiana Gas for sales and transportation during calendar year 1999 and the associated revenues therewith were as follows:


                               Dth               Revenues
        Sales              66,983,000          $406,310,000
        Transportation     31,878,000            25,051,000
        Total             118,861,000          $431,361,000


    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

           Inapplicable to claimant.

                          Exhibit A

    A consolidating statement of income and a consolidating statement of retained earnings of Indiana
Gas, for the calendar year 1999, together with a consolidating balance sheet of Indiana Gas, as of the close of such calendar year, are annexed hereto as Exhibit A. Because Indiana Gas, Terre Haute and
Richmond maintain accounting records and financial reports on a consolidated basis, the consolidating statements for Indiana Gas are the same as Indiana Gas' consolidated statements.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.


                          Exhibit C

    Inapplicable to claimant.


    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March 2000.

                              INDIANA GAS COMPANY, INC.
                              (Name of Claimant)




                              By /s/Niel C. Ellerbrook
                                 Niel C. Ellerbrook
                                 President

Attest:




/s/Anthony E. Ard
Anthony E. Ard
Secretary

   Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                President
                                Indiana Gas Company,Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana 46202



                        INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                              CONSOLIDATING BALANCE SHEET
                              (Thousands - Unaudited)





 ASSETS                                                 December 31, 1999
UTILITY PLANT:
    Original cost                                        $1,005,304
    Less - Accumulated depreciation and amortization        407,887

                                                            597,417

CURRENT ASSETS:
    Cash and cash equivalents                                   353
    Accounts receivable, less reserves                       37,058
    Accounts receivable from affiliated cos.                  3,021
    Accrued unbilled revenues                                36,634
    Liquefied petroleum gas - at average cost                   815
    Gas in underground storage - at
        last-in, first-out cost                              11,627
    Prepaid gas delivery services                            20,937
    Prepayments and other                                    13,447
                                                            123,892
DEFERRED CHARGES AND OTHER ASSETS:
    Unamortized debt discount and expense                    11,906
    Regulatory income tax asset                               2,741
    Other                                                     3,914
                                                             18,561
                                                          $ 739,870




                      INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                              CONSOLIDATING BALANCE SHEET
                              (Thousands - Unaudited)




  SHAREHOLDER'S EQUITY AND LIABILITIES                  December 31, 1999
CAPITALIZATION:
    Common stock and paid-in capital                      $ 142,995
    Retained earnings                                       105,627
        Total common shareholder's equity                   248,622
    Long-term debt                                          211,849
                                                            460,471

CURRENT LIABILITIES:
    Maturities and sinking fund requirements of
         long-term debt                                           -
    Notes payable                                            82,172
    Accounts payable                                         30,745
    Accounts payable to affiliated cos.                       6,366
    Refundable gas costs                                     10,204
    Customer deposits and advance payments                   11,817
    Accrued taxes                                            16,208
    Accrued interest                                          5,252
    Other current liabilities                                12,697
                                                            175,461
DEFERRED CREDITS AND OTHER LIABILITIES:
    Deferred income taxes                                    61,061
    Accrued postretirement benefits other than pensions      28,474
    Unamortized investment tax credit                         8,152
    Other                                                     6,251
                                                            103,938
                                                          $ 739,870






                         INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                              CONSOLIDATING STATEMENT OF INCOME
                                  (Thousands - Unaudited)




                                                       Twelve Months Ended
                                                        December 31, 1999
OPERATING REVENUES                                        $ 431,361
COST OF GAS                                                 226,817
MARGIN                                                      204,544

OPERATING EXPENSES:
    Operation and maintenance                                91,829
    Depreciation and amortization                            34,585
    Income taxes                                             16,734
    Taxes other than income taxes                            15,695
                                                            158,843

OPERATING INCOME                                             45,701

OTHER INCOME - NET                                            1,010

INCOME BEFORE INTEREST EXPENSE                               46,711

INTEREST EXPENSE                                             16,969

NET INCOME                                                $  29,742






                   INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            (Thousands - Unaudited)






                                                        Twelve Months Ended
                                                         December 31, 1999
BALANCE DECEMBER 31, 1998                                 $ 102,885

ADD:
    Net Income                                               29,742
                                                            132,627

DEDUCT:
    Dividends                                                27,000
                                                             27,000

BALANCE DECEMBER 31, 1999                                 $ 105,627
